UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	333-145730

FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING	74255K 10 2

(Check one):	☐ Form 10-Q ☐ Form 20-F ☐ Form 11-K ☒ Form 10-K ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	May 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period
Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Principle Security International, Inc.
Full Name of Registrant

Former Name if Applicable

Unit B- 2015 Burrard Street
Address of Principal Executive Office (Street and Number)

Vancouver, B.C. Canada V6J 3H4
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-
Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Principle Security International, Inc. cannot timely file its Annual Report on Form 10-K for the period ended May 31, 2008 due to reasons that could not be eliminated without unreasonable effort or expense due to continued review needed to finalize its annual audit of the May 31, 2008 financial statements and Form 10-K.

The Company intends to file its Form 10-K as soon as practicable, and in no event later than fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Charles Payne	(778)	233-3562
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Principle Security International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 27, 2008	By	CHARLES PAYNE
Charles Payne, President and CEO